UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12

60325 Frankfurt am Main

Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No   X

Deutsche Bank reports 2002 pre-tax income of Euro 3.5 billion, up from Euro 1.8 billion in 2001

Fourth quarter 2002 pre-tax income of Euro 237 million versus loss of Euro 1.1 billion in fourth quarter 2001

  Underlying 2002 pre-tax profit of Euro 1.9 billion versus Euro 2.2 billion in 2001 in spite of increased credit loss provisions of Euro 0.9 billion to Euro 1.9 billion
  Costs cut by Euro 3.8 billion, or 17%, in 2002, significantly ahead of target and more than offsetting decline in underlying revenues of 10%
  Provisions for credit losses of Euro 423 million for fourth quarter 2002, down from a peak of Euro 790 million for third quarter 2002
  Proceeds from previously announced sales of non-core businesses and industrial holdings used to strengthen operating platform and balance sheet
  Risk-weighted assets down by 22%, increasing Tier 1 capital ratio to 9.6%
  Private Client and Asset Management division reports substantial improvement; Corporate and Investment Bank gaining market share; German businesses make significant strides

FRANKFURT, 7 February 2003 – Deutsche Bank (XETRA: DBKG n.DE/NYSE: DB) today released its results for the financial year 2002. The bank reported income before income tax of Euro 3.5 billion for 2002, an increase of Euro 1.7 billion over 2001. Income before tax for the three months ending 31 December 2002 was Euro 237 million compared to a Euro 181 million loss for the previous quarter and a Euro 1.1 billion loss in the fourth quarter of 2001.

After charging credit loss provisions of Euro 1.9 billion, Deutsche Bank’s 2002 underlying pre-tax profit (see following table for reconciliation data) was Euro 1.9 billion, down only 15% from Euro 2.2 billion in 2001. Underlying pre-tax profit for the fourth quarter of 2002 was Euro 242 million, up from Euro 74 million in the third quarter 2002 and from a loss of Euro 323 million in the fourth quarter of 2001.

In challenging markets, underlying revenues were down 10% to Euro 22.8 billion in 2002. However the bank has been able to reduce its operating cost base at a faster rate than the

A 2

decline in revenues. The operating cost base for 2002 dropped 14% from Euro 22.0 billion to Euro 19.0 billion compared to 2001, or 17% from a pro forma amount of Euro 22.8 billion adjusted for the net 2001 costs of Scudder/RREEF/Herold.

Provisions for credit losses, after peaking in the third quarter with Euro 790 million (Euro 590 million plus a charge of Euro 200 million due to a change in measurement of other inherent loss allowance), dropped to Euro 423 million in the fourth quarter, leading to provisions of Euro 1.9 billion for the full year.

Reconciliation of pre-tax profit*

in € m.	4Q02	3Q02	4Q01	2002	2001

Reported income before income	237	(181)	(1.113)	3.549	1.803
taxes

Net gains and FAS 133 effects on	(533)	(21)	(202)	(3.659)	(2.259)
industrial holdings

Significant write-downs / equity pick-ups	332	334	275	1.163	1.292

Net (gains)/losses from subsidiaries	(147)	(395)	80	(755)	(100)
disposed

Write down on assets held for sale /	279			279
Goodwill impairment

Significant gain from sale of bank					(233)
building

Change in measurement of other		200		200
inherent loss allowance

Restructuring activities / severance	56	137	409	1.054	758
payments

Goodwill amortization			218		871

Minority interest	17	0	10	45	85

Underlying pre-tax profit	242	74	(323)	1.876	2.218

* Numbers may not add up due to rounding

Josef Ackermann, Chairman of the Group Executive Committee, said, “These results reflect Deutsche Bank’s great resilience in today’s tough markets. We have made good progress on all our strategic initiatives, resulting in the bank’s transformation to a leaner and more disciplined organisation.”

“We have continued to develop our global Corporate and Investment Banking (CIB) franchise, especially in high margin products. CIB is the leading European investment bank and continues to grow in the US. Meanwhile, PCAM has transformed into a ‘bulge bracket’ asset gatherer and manager. Our German businesses have made great strides - retail banking is increasingly profitable, DWS has extended its lead position and the quality of our corporate loan book has improved,” he said

A 3

Against the four strategic initiatives outlined by the management in 2002, the bank has moved forward substantially:

•	Deutsche Bank significantly beat its cost cutting target for 2002. The full year costs were cut by
Euro 3.8 billion[1]. In the fourth quarter, the operating cost base was down 21% to Euro 4.6 billion, compared to Euro 5.8 billion in the fourth quarter of 2001, and down 2% against the third quarter of 2002, reflecting a determined and rigorous approach to cost reduction.

•	The bank’s declared strategy of focusing on core activities has been rigorously pursued over the whole reporting period. Proceeds from the sale of non-core businesses and industrial holdings have been used to strengthen the bank’s operating platform and reinforce its balance sheet.

•	The bank’s capital ratios were further strengthened by a 22% reduction in risk-weighted assets to Euro 237 billion by year-end 2002. The Tier 1 ratio stood at 9.6% at December 31, 2002, exceeding the target range of 8%-9% even as the bank continues to manage its share buy-back programme.

•	The Private Client and Asset Management division (PCAM) saw a dramatic turnaround in 2002. Income before non-operating costs for the full year increased significantly from Euro 0.3 billion to Euro 1.1 billion in 2002 (excluding a gain of Euro 0.5 billion from the sale of insurance activities).

“Last year we concentrated on streamlining the bank,” said Ackermann. “Our loan loss provisions have peaked and our cost base is falling – we now have a more efficient and focused platform. Following a strong start to 2003, we are confident that Deutsche Bank’s transformation has prepared it to take full advantage of global market conditions.”

Note: The Board of Managing Directors intends to propose to the Supervisory Board a dividend of Euro 1.30

_________________

[1] From Euro 22.8 billion adjusted for the net 2001 costs of Scudder/RREEF/Herold

A 4

For further information, please contact:

Deutsche Bank
Ronald Weichert	+49 69 9103 8664
Press Office

Detlev Rahmsdorf	+49 69 9103 6424
Press Office

Notes to editor

‘Underlying revenues’ is defined as reported revenues adjusted for the revenue items described in the table above, and reflects insurance revenues net of policyholder benefits and claims.

‘Operating cost base’ is defined as reported non-interest expenses adjusted for the expense items in the table above, for policyholder benefits and claims (which are reclassified to ‘underlying revenues’), and for provisions for off-balance sheet credit losses.

These figures are preliminary and unaudited

The 2002 results will be discussed in a press conference on February 7, 2003 at 10.00 a.m. (CET) and in an analyst conference at 2.30 p.m. (CET). These conferences will be transmitted via the internet: www.deutsche-bank.com.

This Press Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this Press Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2002 on pages 9 through 13 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

B1 Deutsche Bank*
The Group at a glance

	Twelve months ended

	2002	2001

Share price high	€ 82.65	€ 105.64

Share price low	€ 35.60	€ 43.20

Basic earnings per share	€ 0.64	€ 0.27

Modified basic earnings per share[1]	€ 5.16	€ 3.51

Return on average total shareholders’ equity[2]	1.1%	2.3%

Adjusted return on average active equity[1,3]	10.2%	7.1%

Cost/income ratio[4]	78.8%	87.6%

	€ m.	€ m.

Total revenues	26,547	29,541

Provision for loan losses	2,091	1,024

Total noninterest expenses	20,907	26,714

Income before income tax expense and effects of
accounting and tax rate changes	3,549	1,803

Income after income tax expense and before effects of
accounting and tax rate changes	3,177	1,369

Net income	397	167

	Dec 31, 2002	Dec 31, 2001
	€ m.	€ m.

Total assets	758,355	918,222

Shareholders’ equity	29,991	40,193

BIS capital ratio	12.6%	12.1%

BIS core capital ratio	9.6%	8.1%

	Number	Number

Employees (full time equivalents)	77,442	86,524

Long-term rating
Moody’s Investors Service, New York	Aa3	Aa3
Standard & Poor’s, New York	AA–	AA
Fitch IBCA, London	AA–	AA

1	Net income used to calculate modified basic earnings per share is adjusted for the reversal of the credit recorded under U.S. GAAP for the change in German tax rates, for the effect of accounting changes, and in 2001, adjusted for amortization of goodwill and other intangible assets.

2	Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.
3	We calculate an adjusted measure of our return on equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our “active equity”. However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies’ ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the aggregate unrealized gains and losses in our portfolio of shareholdings in publicly-listed industrial companies and the related tax effect. We include realized gains and losses and the related tax effect in “active equity” from the time the shareholdings are sold and the related gains are employed by our businesses.

4	Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues, and in 2001, adjusted for amortization of goodwill and other intangible assets.

* unaudited

B 2 Condensed Consolidated Statement of Income*
Deutsche Bank Group

	Three months ended		Twelve months ended

in € m.	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001

Net interest revenues	1,416	2,118	7,186	8,620

Provision for loan losses	480	556	2,091	1,024

Commissions and fee income	2,674	2,655	10,834	10,727

Trading revenues, net	747	660	4,024	6,031

Insurance premiums	32	839	744	2,717

Net gains on securities available for sale	537	153	3,523	1,516

Net income (loss) from equity method investments	(227)	(273)	(887)	(365)

Other revenues	220	384	1,123	295

Total noninterest revenues	3,983	4,418	19,361	20,921

Compensation and benefits	2,593	3,563	11,358	13,360

Goodwill amortization/impairment	62	218	62	871

Restructuring activities	(22)	294	583	294

Policyholder benefits and claims	30	803	759	3,002

Other noninterest expenses	2,019	2,215	8,145	9,187

Total noninterest expenses	4,682	7,093	20,907	26,714

Income (loss) before income tax expense (benefit) and effects of
accounting and tax rate changes	237	(1,113)	3,549	1,803

Income tax expense (benefit)	228	(245)	372	434

Income (loss) after income tax expense (benefit) and before effects of
accounting and tax rate changes	9	(868)	3,177	1,369

Reversal of the credit recorded under U.S. GAAP for the change
in German tax rates	114	176	2,817	995

Income (loss) before cumulative effect of accounting changes, net of tax	(105)	(1,044)	360	374

Cumulative effect of accounting changes, net of tax	–	–	37	(207)

Net income (loss)	(105)	(1,044)	397	167

Add back: amortization of goodwill and other intangible assets	–	208	–	809

Adjusted net income (loss)	(105)	(836)	397	976

* unaudited

B3 Reconciliation of reported and underlying results*
Deutsche Bank Group

		Three months ended		Twelve months ended

in € m.	Dec 31, 2002	Sep 30, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001

Reported net revenues	5,399	5,464	6,536	26,547	29,541

Net gains and FAS 133 effects on industrial holdings	(533)	(21)	(202)	(3,659)	(2,259)

Significant write-downs/equity pick-ups	332	334	275	1,163	1,292

Net gains/losses from subsidiaries disposed	(147)	(395)	80	(755)	(100)

Write down on assets held for sale	217	–	–	217	–

Significant gain from sale of bank building	–	–	–	–	(233)

Policyholder benefits & claims[1]	(30)	(26)	(803)	(759)	(3,002)

Underlying revenues	5,239	5,355	5,886	22,755	25,239

Reported provision for loan losses	(480)	(753)	(556)	(2,091)	(1,024)

Change in measurement of other inherent loss allowance	–	200	–	200	–

Provision for off-balance sheet positions[2]	57	(37)	115	(17)	30

Underlying provision for credit losses	(423)	(590)	(441)	(1,908)	(994)

Reported noninterest expenses	(4,682)[3]	(4,892)	(7,093)[3]	(20,907)[3]	(26,714)[3]

Restructuring activities/severance payments	56	137	409	1,054	758

Goodwill amortization	–	–	218	–	871

Goodwill impairment	62	–	–	62	–

Minority interest	17	0	10	45	85

Provision for off-balance sheet positions[2]	(57)	37	(115)	17	(30)

Policyholder benefits & claims[1]	30	26	803	759	3,002

Operating cost base	(4,574)[3]	(4,691)	(5,768)[3]	(18,970)[3]	(22,027)[3]

Reported income (loss) before income taxes	237	(181)	(1,113)	3,549	1,803

Net gains and FAS 133 effects on industrial holdings	(533)	(21)	(202)	(3,659)	(2,259)

Significant write-downs/equity pick-ups	332	334	275	1,163	1,292

Net gains/losses from subsidiaries disposed	(147)	(395)	80	(755)	(100)

Write down on assets held for sale/Goodwill impairment	279	–	–	279	–

Significant gain from sale of bank building	–	–	–	–	(233)

Change in measurement of other inherent loss allowance	–	200	–	200	–

Restructuring activities/severance payments	56	137	409	1,054	758

Goodwill amortization	–	–	218	–	871

Minority interest	17	0	10	45	85

Underlying pre-tax profit (loss)	242	74	(323)	1,876	2,218

1	Policyholder benefits & claims are reclassified from “Noninterest expenses” to “Underlying revenues”.
2	Provision for off-balance sheet positions are reclassified from “Noninterest expenses” to “Provision for credit losses”.
3	Includes special one offs of € 177 million (e.g. certain legal settlements/Coinvestment buy-out) in 2002 and € 140 million (GEP buy-out) in 2001.

Numbers may not add up due to rounding. * unaudited

B 4 Segmental Results *
Deutsche Bank Group

		Three months ended		Twelve months ended

in € m.	Dec 31, 2002	Sep 30, 2002[1]	Dec 31, 2001[1]	Dec 31, 2002	Dec 31, 2001[1]
Corporate and Investment Bank

Net revenues	3,214	3,253	4,091	14,319	17,474

Provision for loan losses	(394)	(643)	(454)	(1,709)	(610)

Provision for off-balance sheet positions	48	(38)	129	(31)	29

Provision for credit losses	(346)	(681)	(325)	(1,740)	(581)

Operating cost base[2]	(2,597)	(2,810)	(3,413)	(11,285)	(13,729)

Income (loss) before nonoperating costs	271	(238)	353	1,294	3,164

Nonoperating costs	(3)	(110)	(440)	(605)	(1,074)

Income (loss) before income taxes	268	(348)	(87)	689	2,090

Private Clients and Asset Management

Net revenues	2,057	1,889	2,543	8,972	10,393

Provision for loan losses	(46)	(79)	(78)	(227)	(206)

Provision for off-balance sheet positions	1	1	0	1	0

Provision for credit losses	(45)	(78)	(78)	(226)	(206)

Policyholder benefits and claims	(11)	(4)	(792)	(685)	(2,946)

Operating cost base[2]	(1,556)	(1,591)	(1,704)	(6,422)	(6,954)

Income (loss) before nonoperating costs	445	216	(31)	1,639	287

Nonoperating costs	(40)	(18)	(161)	(408)	(392)

Income (loss) before income taxes	405	198	(192)	1,231	(105)

Corporate Investments

Net revenues	65	223	(243)	3,086	2,054

Provision for loan losses	(39)	(32)	(40)	(155)	(199)

Provision for off-balance sheet positions	7	0	(3)	11	(3)

Provision for credit losses	(32)	(32)	(43)	(144)	(202)

Operating cost base[2]	(327)	(272)	(354)	(1,222)	(1,363)

Income (loss) before nonoperating costs	(294)	(81)	(640)	1,720	489

Nonoperating costs	(81)	4	(34)	(84)	(165)

Income (loss) before income taxes	(375)	(77)	(674)	1,636	324

Consolidation & Adjustments

Net revenues	63	99	145	170	(380)

Provision for loan losses	(2)	1	15	0	(9)

Provision for off-balance sheet positions	0	0	(11)	2	4

Provision for credit losses	(2)	1	4	2	(5)

Policyholder benefits and claims	(19)	(22)	(11)	(74)	(56)

Operating cost base[2]	(93)	(18)	(295)	(41)	19

Income (loss) before nonoperating costs	(51)	60	(157)	57	(422)

Nonoperating costs	(10)	(13)	(2)	(64)	(84)

Income (loss) before income taxes	(61)	47	(159)	(7)	(506)

Total Group

Net revenues	5,399	5,464	6,536	26,547	29,541

Provision for loan losses	(480)	(753)	(556)	(2,091)	(1,024)

Provision for off-balance sheet positions	57	(37)	115	(17)	30

Provision for credit losses	(423)	(790)	(441)	(2,108)	(994)

Policyholder benefits and claims	(30)	(26)	(803)	(759)	(3,002)

Operating cost base[2]	(4,574)	(4,691)	(5,768)	(18,970)	(22,027)

Income (loss) before nonoperating costs	372	(43)	(476)	4,710	3,518

Nonoperating costs	(135)	(138)	(637)	(1,161)	(1,715)

Income (loss) before income taxes	237	(181)	(1,113)	3,549	1,803

1	Restated.
2	Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

Numbers may not add up due to rounding.

* unaudited

B 5 Segmental Results *
Deutsche Bank Group

		Three months ended		Twelve months ended

in € m.	Dec 31, 2002	Sep 30, 2002[1]	Dec 31, 2001[1]	Dec 31, 2002	Dec 31, 2001[1]
Corporate Banking & Securities

Origination	214	132	308	742	933
Equity	114	68	242	354	492
Debt	100	64	66	388	441

Sales & Trading	1,818	1,830	2,172	8,214	9,925
Equity	785	620	915	2,791	4,111
Debt and other products	1,033	1,210	1,257	5,423	5,814

Advisory	144	123	137	516	568

Loan products	482	572	671	2,393	2,975

Other	(77)	(70)	42	(250)	20

Net revenues	2,581	2,587	3,330	11,615	14,421

Provision for loan losses	(374)	(629)	(471)	(1,697)	(629)

Provision for off-balance sheet positions	2	(63)	105	(83)	(5)

Provision for credit losses	(372)	(692)	(366)	(1,780)	(634)

Operating cost base[2]	(2,079)	(2,244)	(2,772)	(9,049)	(11,279)

Income (loss) before nonoperating costs	130	(349)	192	786	2,508

Nonoperating costs	(13)	(107)	(371)	(562)	(929)

Income (loss) before income taxes	117	(456)	(179)	224	1,579

Global Transaction Banking

Net revenues	632	667	761	2,704	3,053

Provision for loan losses	(20)	(15)	17	(12)	19

Provision for off-balance sheet positions	46	25	24	52	34

Provision for credit losses	26	10	41	40	53

Operating cost base[2]	(516)	(567)	(642)	(2,236)	(2,450)

Income before nonoperating costs	142	110	160	508	656

Nonoperating costs	9	(3)	(68)	(43)	(145)

Income before income taxes	151	107	92	465	511

1	Restated.
2	Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

Numbers may not add up due to rounding.

* unaudited

B 6 Segmental Results*
Deutsche Bank Group

		Three months ended		Twelve months ended

in € m.	Dec 31, 2002	Sep 30, 2002[1]	Dec 31, 2001[1]	Dec 31, 2002	Dec 31, 2001[1]
Asset Management

Portfolio/fund management	587	604	324	2,192	1,565

Insurance business	16	10	27	44	57

Other	168	35	74	277	231

Net revenues	771	649	425	2,513	1,853

Provision for loan losses	0	3	0	3	(12)

Provision for off-balance sheet positions	0	0	0	0	0

Provision for credit losses	0	3	0	3	(12)

Policyholder benefits and claims	(11)	(5)	(14)	(35)	(48)

Operating cost base[2]	(504)	(578)	(340)	(2,022)	(1,619)

Income before nonoperating costs	256	69	71	459	174

Nonoperating costs	(33)	(14)	(82)	(96)	(217)

Income (loss) before income taxes	223	55	(11)	363	(43)

Private Banking

Portfolio/fund management	107	105	118	472	526

Advisory	171	164	215	696	858

Loan/deposit products	64	56	71	244	282

Transaction fees	4	2	3	14	15

Insurance business	6	3	5	14	13

Other	5	8	(5)	28	3

Net revenues	357	338	407	1,468	1,697

Provision for loan losses	10	(25)	(1)	(15)	(11)

Provision for off-balance sheet positions	1	(1)	0	0	0

Provision for credit losses	11	(26)	(1)	(15)	(11)

Operating cost base[2]	(310)	(330)	(419)	(1,324)	(1,482)

Income (loss) before nonoperating costs	58	(18)	(13)	129	204

Nonoperating costs	(3)	(3)	(42)	(42)	(69)

Income (loss) before income taxes	55	(21)	(55)	87	135

Personal Banking

Portfolio/fund management	13	13	18	59	78

Advisory	128	121	126	539	516

Loan/deposit products	592	561	522	2,287	2,181

Transaction fees	135	156	175	575	627

Insurance business	31	28	885	905	3,417

Other	30	23	(15)	626	24

Net revenues	929	902	1,711	4,991	6,843

Provision for loan losses	(56)	(57)	(77)	(215)	(183)

Provision for off-balance sheet positions	0	2	0	1	0

Provision for credit losses	(56)	(55)	(77)	(214)	(183)

Policyholder benefits and claims	0	1	(778)	(650)	(2,898)

Operating cost base[2]	(742)	(683)	(945)	(3,076)	(3,853)

Income (loss) before nonoperating costs	131	165	(89)	1,051	(91)

Nonoperating costs	(4)	(1)	(38)	(270)	(106)

Income (loss) before income taxes	127	164	(127)	781	(197)

Additional information:
Results of sold insurance and related activities:

Insurance business	0	0	851	780	3,308

Other	(13)	0	0	494	0

Net revenues	(13)	0	851	1,274	3,308

Provision for credit losses	0	0	0	0	(2)

Policyholder benefits and claims	0	0	(777)	(650)	(2,896)

Operating cost base[2]	0	0	(102)	(103)	(376)

Income (loss) before nonoperating costs	(13)	0	(28)	521	34

1	Restated.
2	Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

Numbers may not add up due to rounding.

* unaudited

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: February 7, 2003

By: /s/ M. Otto
Name: Mathias Otto
Title: Senior Counsel

By: /s/ M. Edelmann
Name: Martin Edelmann
Title: Managing Director